EMI

04 FEB 12 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commissi
450 5th Street, NW,
Washington DC 20549-1004

04012808

SUPPL

By Airmail

4th February, 2004.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 2nd February 2004, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 4th February 2004 advising of an award made under the EMI Senior Executive Incentive Plan by The EMI Group General Employee Benefit Trust ("EBT"), in which the Company's Executive Directors and other employees of the EMI Group have a potential interest, and that the Trustee of the EBT has withheld shares in respect of tax liabilities arising from the award made on 4th February 2004; and,

(b) an announcement dated 4th February 2004, confirming that Wellington Management Company, LLP no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Encs.

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/12

Company Announcements Office,
London Stock Exchange.

4th February, 2004.

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that EMI Group EBT (Guernsey) Limited, the Trustee of The EMI Group General Employee Benefit Trust ("EBT"), has today informed the Company by a letter dated 4th February 2004 (received by fax) that it awarded on 4th February 2004 to a former employee, at no consideration, in respect of awards under the EMI Group Senior Executive Incentive Plan ("the SEIP"), 80,759 EMI Group plc Ordinary Shares of 14p each. In its letter, the Trustee of the EBT stated that it had withheld 30,406 Ordinary Shares in respect of the tax liabilities arising from the award.

As a result of the above, the number of Ordinary Shares in which EMI Group plc's Executive Directors and other employees of the EMI Group have a potential interest through the EBT decreases to 4,082,771 all being held in the name of Barfield Nominees Ltd, Account No. 6497.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/13

Company Announcements Office,
London Stock Exchange.

4th February, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Wellington Management Company, LLP, in a letter dated and received by fax on 4th February 2004, that, as at that date, it ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary